UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

GERDAU S.A.

Av. Dra. Ruth Cardoso, 8501, 8th floor

05425-070 São Paulo, São Paulo

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Offer to Purchase for Cash

Any and All of the Outstanding 4.875% Notes due 2027 issued by Gerdau Trade Inc.

São Paulo, June 3, 2025 – Gerdau S.A. (“Gerdau”) (NYSE: GGB) announces that its wholly-owned subsidiary, Gerdau Trade Inc. (“Gerdau Trade” or the “Offeror”) has commenced an offer to purchase for cash any and all of its outstanding 4.875% notes due 2027 (the “Notes”), which are fully, unconditionally and irrevocably guaranteed by Gerdau (by itself and as successor in interest of Gerdau Aços Especiais S.A.), Gerdau Açominas S.A. and Gerdau Aços Longos S.A. (together, the “Guarantors”) (the “Offer”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page(2)	Fixed Spread
4.875% Notes due 2027	G3925DAD2 / USG3925DAD24 37373WAD2 / US37373WAD20	US$418,244,000.00(1)	4.125% due 10/31/2027	FIT5	50 bps

(1)	As of June 3, 2025.
(2)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) will quote the bid side price of the Reference U.S. Treasury Security.

Information on the Offer

The Offer is scheduled to expire at 5:00 p.m., New York City time, on June 9, 2025, unless extended or earlier terminated by Gerdau Trade in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Expiration Date”). Holders of Notes who validly tender (and do not validly withdraw) their Notes at or prior to the Expiration Date or deliver a properly completed and duly executed notice of guaranteed delivery and other required documents on or prior to the Expiration Date, and deliver their Notes pursuant to the guaranteed delivery procedures on or prior to the second business day following the Expiration Date, which is expected to be at 5:00 p.m., New York City time, June 11, 2025 (the “Guaranteed Delivery Date”), will be eligible to receive the Consideration (as defined below). Validly tendered Notes may be validly withdrawn at any time at or prior to the Expiration Date, unless extended or earlier terminated by Gerdau Trade as described in that certain offer to purchase dated June 3, 2025, relating to the Offer (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”), but not thereafter.

The “Consideration”, payable per US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offer, will be determined in the manner described in the Offer to Purchase by reference to the Fixed Spread for the Notes specified in the table above plus the yield based on the bid-side price of the U.S. Treasury Reference Security specified in the table above at 11:00 a.m., New York City time, on the Price Determination Date (as defined in the Offer to Purchase).

Holders whose Notes are accepted for purchase pursuant to the Offer, including Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, will be paid accrued and unpaid interest on the Notes (“Accrued Interest”) from, and including, the last interest payment date to, but excluding, the Settlement Date (as defined below), payable on the Settlement Date (the “Accrued Coupon Payment”). For the avoidance of doubt, the Offeror will not pay Accrued Interest for any periods following the Settlement Date in respect of any Notes purchased in the Offer.

Settlement

Settlement of the Offer is expected to occur within three business days following the Expiration Date, which will be June 12, 2025, unless the Expiration Date is extended by the Offeror in its sole discretion (the “Settlement Date”).

Conditions

Gerdau Trade’s obligation to accept for purchase, and to pay the Consideration and the Accrued Coupon Payment is conditioned upon the satisfaction or waiver by Gerdau Trade of a number of conditions described in the Offer to Purchase, including the pricing of an offering of one or more issuances of debt securities by Gerdau Trade, to be guaranteed by the Guarantors, on terms satisfactory to Gerdau Trade (the “Debt Offering”), in its sole discretion, generating net proceeds in an amount of not less than the maximum aggregate amount to be paid for the Consideration for the Notes tendered and accepted for purchase pursuant to the Offer, plus the Accrued Coupon Payment and any applicable additional amounts (the “Financing Condition”). There can be no assurance that Gerdau Trade will complete timely, or at all, the Debt Offering or that the Financing Condition or any other condition will be satisfied.

Gerdau Trade expressly reserves the right, subject to applicable law, to (i) delay accepting the Notes, extend the Expiration Date for the Offer or, if the conditions set forth in the Offer to Purchase are not satisfied, terminate the Offer at any time and not accept the Notes; and (ii) if the conditions to the Offer are not satisfied, amend or modify at any time, the terms of the Offer in any respect, including by waiving, where possible, any conditions set forth in the Offer to Purchase.

The Offer is not conditioned on any minimum amount of Notes being tendered. In the event of termination of the Offer, neither the Consideration nor Accrued Coupon Payment will be paid or become payable to the holders of the Notes, and the Notes tendered pursuant to the Offer will be promptly returned to the tendering holders. Gerdau Trade has the right, in its sole discretion, to not accept any tenders of Notes for any reason and to amend or terminate the Offer at any time.

Subsequent Redemptions or Repurchases

From time to time after the Expiration Date or termination or withdrawal of the Offer, Gerdau Trade or any of its affiliates may acquire any Notes that are not purchased pursuant to the Offer through open market purchases, privately-negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Gerdau Trade or any of its affiliates may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Gerdau Trade may also exercise its right to redeem any Notes not purchased in the Offer and that remain outstanding after the Settlement Date pursuant to the indenture governing the Notes. There can be no assurance as to which, if any, of these alternatives or combinations thereof Gerdau Trade will choose to pursue in the future.

For More Information

The terms and conditions of the Offer are described in the Offer Documents. Copies of the Offer Documents are available at www.dfking.com/gerdau and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offer (the “Tender and Information Agent”). Requests for copies of the Offer Documents should be directed to the Tender and Information Agent at +1 (800) 628-9011 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to gerdau@dfking.com.

Gerdau Trade reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. Gerdau Trade is making the Offer only in those jurisdictions where it is legal to do so.

Gerdau Trade has engaged BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Offer. Any questions or requests for assistance regarding the Offer may be directed to BofA Securities, Inc. collect at +1 (646) 855-8988 or toll-free (U.S. only) at +1 (888) 292-0070, Goldman Sachs & Co. LLC collect at +1 (212) 357-1452 or toll-free (U.S. only) at +1 (800) 828-3182, J.P. Morgan Securities LLC collect at +1 (212) 834-3554 / +55 11 4950 3312 or toll-free (U.S. only) at +1 (866) 834-4666 / +1 (866) 846-2874, and Morgan Stanley & Co. LLC collect at +1 (212) 761-1057 or toll-free (U.S. only) at +1 (800) 624-1808.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

Disclaimer

None of Gerdau Trade, the Guarantors, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offer or expressing any opinion as to whether the terms of the Offer are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Offer is being made solely by means of the Offer Documents. The Offer is not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Gerdau Trade by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The Offer is being made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Gerdau S.A.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Vice-President and Investor Relations Officer